UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the transition period from ______ to _______

Commission file number 001-37394

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Black Knight 401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Black Knight, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of the Employee Retirement Income Security Act of 1974

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Page
Report of Independent Registered Public Accounting Firm	ii
Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017	1
Statements of Changes in Net Assets Available for Benefits for the year ended December 31, 2018 and for the period September 29, 2017 to December 31, 2017	2
Notes to Financial Statements	3
Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018	8
Exhibit Index	10
Signatures	11

All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
The Black Knight 401(k) Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for benefits of The Black Knight 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the year ended December 31, 2018 and for the period September 29, 2017 to December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 and for the period September 29, 2017 to December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2018 (“supplemental information”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
We have served as the Plan’s auditor since 2018.

/s/ GRANT THORNTON LLP

Charlotte, North Carolina
June 26, 2019

ii

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets:
Investments:
Cash	$8	$—
Collective trust funds	85,469,387	85,349,758
Mutual funds	251,747,098	254,166,634
Common stock - employer	4,680,038	4,060,009
Common stock - other	4,292,078	5,477,018
Total investments, at fair value	346,188,609	349,053,419
Receivables:
Notes receivable from participants	9,591,798	8,656,706
Employer contributions	265,748	251,409
Due from broker for securities sold	142,409	304,613
Total receivables	9,999,955	9,212,728
Total assets	356,188,564	358,266,147
Liabilities:
Due to broker for securities purchased	149,011	377,365
Total liabilities	149,011	377,365
Net assets available for benefits	$356,039,553	$357,888,782

See accompanying notes to financial statements.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

		For the period
	Year ended	September 29, 2017 to
	December 31, 2018	December 31, 2017
Investment (loss) income:
Net (depreciation) appreciation in investments	$(23,739,653)	$11,450,276
Dividends and interest	6,202,604	1,675,989
Investment (loss) income, net	(17,537,049)	13,126,265
Interest income on notes receivable from participants	445,013	120,209
Contributions, including rollover contributions:
Participant	27,799,358	6,187,220
Employer	6,169,612	1,551,129
Total contributions	33,968,970	7,738,349

Deductions from net assets attributed to:
Benefits paid to participants	18,410,485	5,040,697
Administrative expenses	315,678	41,871
Total deductions	18,726,163	5,082,568
Net (decrease) increase before transfers in of net assets related to plan adoption	(1,849,229)	15,902,255
Transfers in of net assets related to plan adoption	—	341,986,527
Net (decrease) increase after transfers in of net assets related to plan adoption	(1,849,229)	357,888,782
Net assets available for benefits:
Beginning of period	357,888,782	—
End of period	$356,039,553	$357,888,782

See accompanying notes to financial statements.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

(1) Description of the Plan
The following description of The Black Knight 401(k) Profit Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all employees of Black Knight, Inc. and its subsidiaries ("Black Knight" or the "Company"), who have attained age 18, have completed 90 days of service and have elected to participate in the Plan. Temporary, part-time and seasonal employees who have not completed at least 1,000 hours of service are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Plan and its related trust are intended to qualify as a profit-sharing plan and trust under section 401(a) and 501(a) of the Internal Revenue Code ("IRC"), with a cash or deferred arrangement within the meaning of section 401(k) of the IRC.
Administration
During 2018 and 2017, the trustee of the Plan was Wells Fargo Bank, NA ("Wells Fargo"). Wells Fargo also performs participant recordkeeping and other administrative duties for the Plan. The Black Knight 401(k) Profit Sharing Plan Committee oversees the Plan's operations.
Plan Adoption
On September 29, 2017, the Company completed a tax-free plan whereby Fidelity National Financial, Inc. ("FNF") distributed all the shares of Black Knight Financial Services, Inc. common stock that it owned to FNF Group shareholders through a series of transactions (the "Distribution"). Black Knight, Inc. is the public company following the completion of the Distribution. As a result of the Distribution, the Company's employees no longer participate in a plan sponsored by FNF. The Company's indirect subsidiary, Black Knight InfoServ, LLC ("BKIS"), adopted and established the Plan effective September 29, 2017. In connection with the Distribution, all account balances for Company participants that were former participants of the Fidelity National Financial Group 401(k) Profit Sharing Plan (the "FNF Plan") were transferred to the Plan. The total amounts transferred from the FNF Plan were notes receivable from participants of $8,348,562 and net assets of $333,637,965. Common stock investments in the FNF Frozen 401(k) Stock Fund, CNNE Frozen Stock Fund and J. Alexander's Frozen 401(k) Stock Fund were restricted to further investments for Black Knight participants by the FNF Plan prior to the Distribution and remain restricted to further investments by the Plan. All other transferred in investments, including investments in Black Knight common stock, remained available to current participants of the Plan immediately after the Plan was adopted.
Contributions
During 2018 and 2017, participants were automatically enrolled at 3% and could generally contribute up to 40% of their pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution retirement plans, as well as direct rollovers from individual retirement accounts or annuities. For the year ended December 31, 2018 and the period September 29, 2017 to December 31, 2017 (the "2017 Period"), participant rollover contributions were $2,114,376 and $789,978, respectively. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan provides an employer match whereby the Company matches $0.375 on each $1.00 contributed up to the first 6% of eligible earnings contributed to the Plan. The employer match for the year ended December 31, 2018 and the 2017 Period was $6,169,612 and $1,551,129, respectively. The employer match to participants is allocated based on the participant's chosen asset allocation. At the option of the Company's board of directors, discretionary contributions may also be made by the Company. No discretionary contributions were made by the Company during the year ended December 31, 2018 or the 2017 Period. All Company contributions are participant directed. Contributions are subject to certain limitations established by the Internal Revenue Service ("IRS").
Participant Accounts
Each participant's account is credited with the participant's contribution, the Company's contribution, as applicable, and an allocation of Plan earnings and charged with an allocation of Plan losses, if any.
Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years or more	100%
Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the highest outstanding loan balance during the preceding 12 months, or the greater of 50% of their vested account balance or $10,000. Participants may only have two loans outstanding under the Plan at any one time. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account. Interest rates on loans outstanding ranged from 4.25% to 6.50% as of December 31, 2018, and 4.25% to 6.00% as of December 31, 2017. Interest rates are determined in accordance with the terms of the Plan and do not exceed the maximum amount permitted under applicable state usury law. Principal and interest is paid ratably through payroll deductions. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan.
Benefits Paid to Participants
Upon retirement, termination of service, disability or the attainment of age 59 1/2, a participant may receive all or part of the value of the participant's vested interest in his or her account as a lump-sum distribution. Upon death of a participant, the balance of the participant's vested interest in his or her account will be distributed in a lump sum to the participant's beneficiary. Certain other withdrawals are allowed by the Plan under very limited circumstances as described in the Plan document.
Forfeited Accounts
As of December 31, 2018 and 2017, forfeited, nonvested accounts totaled $110,955 and $67,520, respectively. Forfeitures may be allocated to current participants' accounts, or may be used to restore the accounts of former participants, pay administrative expenses of the Plan if not paid by the plan sponsor or reduce future Company contributions. During the year ended December 31, 2018 and the 2017 Period, forfeitures of $111,511 and $16,764, respectively, were used by the Plan to reduce Company contributions.
Administrative Expenses
Administrative expenses of the Plan that are not paid by the plan sponsor are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment-related expenses are included in Net (depreciation) appreciation in investments.
(2) Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make certain estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risk and Uncertainties
The Plan provides for various investment options. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

possible that changes in the various risk factors, in the near term, could materially affect the participants' account balances and the amounts reported in the financial statements.
Concentration of Investments
Included in the Plan's net assets available for benefits at December 31, 2018 and 2017 are investments in the Company's common stock amounting to $4,680,038, or approximately 1.3% of net assets, and $4,060,009, or approximately 1.1% of net assets, respectively, through the Black Knight 401(k) Stock Fund.
Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Unitized mutual fund investments and collective trust fund investments are valued at the net asset value of units held by the Plan at year-end. Shares of mutual fund investments are valued at the daily closing market price as reported by the fund. Mutual funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded. Common stock is valued at quoted market prices. The common stock funds also include immaterial interest bearing cash for liquidity purposes. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation in investments includes the Plan's gains and losses on investments bought and sold as well as held during the year.
The collective trust funds and unitized mutual funds are measured at net asset value as the practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. The practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Net asset value of the funds are calculated daily. Except for the Wells Fargo Stable Return Fund N (the "Stable Return Fund") discussed below, there are no redemption restrictions on these investments. There were no unfunded commitments as of December 31, 2018 and 2017 for any of the collective trust funds.
One of the investment options offered by the Plan, the Stable Return Fund, is a collective trust that is fully invested in Wells Fargo Stable Return Fund G, which is fully invested in contracts deemed to be fully benefit-responsive. The Plan reports its investment in the Stable Return Fund at fair value using the net asset value of the units held by the fund at year-end as a practical expedient. Redemptions from the Stable Return Fund are permitted at current net asset value following a 12-month notice period.
There were no changes in the valuation methodologies used during the year ended December 31, 2018 and the 2017 Period.
Participants also have the option to invest in the Target My Retirement® investment program. This investment program is managed by Wells Fargo, using a broad range of collective trust funds and unitized mutual funds. As of December 31, 2018 and 2017, the Plan had $4,843,152 and $4,308,669, respectively, invested in this investment program.
See Note 3—Fair Value Measurements for further discussion of the fair value of the Plan's investments.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 and 2017.
Benefits Paid to Participants
Benefits are recorded when paid.
(3) Fair Value Measurements
Fair value represents the amount that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with the standard on fair value, the Plan's financial assets and liabilities that are recorded on the Statements of Net Assets Available for Benefits are determined using the following fair value hierarchy:

•	Level 1 inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

•	Level 2 inputs to the valuation methodology include:

◦	quoted prices for similar assets or liabilities in active markets;

◦	quoted prices for identical or similar assets or liabilities in inactive markets;

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

◦	inputs other than quoted prices that are observable for the asset or liability; and

◦	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company believes its valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial assets and liabilities could result in a different fair value measurement at the reporting date.
The following table presents the Plan's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Cash	$8	$—	$—	$8
Mutual funds	250,570,730	—	—	250,570,730
Common stock - employer	4,680,038	—	—	4,680,038
Common stock - other	4,292,078	—	—	4,292,078
Total investments in the fair value hierarchy	259,542,854	—	—	259,542,854
Unitized mutual funds measured at net asset value (1)				1,176,368
Collective trust funds measured at net asset value (1)				85,469,387
Total investments, at fair value	$259,542,854	$—	$—	$346,188,609
_______________________________________________________

(1)
In accordance with Accounting Standards Codification ("ASC") Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

The following table presents the Plan's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Mutual funds	$253,200,854	$—	$—	$253,200,854
Common stock - employer	4,060,009	—	—	4,060,009
Common stock - other	5,477,018	—	—	5,477,018
Total investments in the fair value hierarchy	262,737,881	—	—	262,737,881
Unitized mutual funds measured at net asset value (1)				965,780
Collective trust funds measured at net asset value (1)				85,349,758
Total investments, at fair value	$262,737,881	$—	$—	$349,053,419
_______________________________________________________

(1)
In accordance with ASC Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statements of Net Assets Available for Benefits.

See Note 2—Summary of Significant Accounting Policies for a description of the fair value measures used for each type of investment.
The Plan has no assets or liabilities measured at fair value that are categorized as level 2 or level 3.
Transfers Between Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Notes to Financial Statements

The Company evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers or reclassification of investments between levels within the fair value hierarchy during the year ended December 31, 2018 and the 2017 Period.
(4) Investments at Net Asset Value
As stated in Note 2—Summary of Significant Accounting Policies, the Plan is invested in unitized mutual funds and collective trust funds, most of which are managed by Wells Fargo. The Stable Return Fund is a collective trust with a primary investment strategy to preserve principal and maintain adequate liquidity. The S&P 500 Index Fund is an index fund with a primary investment strategy of approximating as closely as practicable the total return of the Standard and Poor's 500 Index. The S&P MidCap Fund is a collective investment fund with a primary investment strategy to approximate as closely as practicable the total return of the S&P 400 MidCap Index. In addition to these collective trust funds, the Plan participants may also choose to invest in the Target My Retirement® investment program, see Note 2—Summary of Significant Accounting Policies for further discussion about Target My Retirement®.
(5) Party-in-Interest Transactions
Certain plan investments are shares of collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Subsequent to the Distribution, FNF served as a service provider to the Plan for the 2017 Period and was considered a party-in-interest. As of January 1, 2018, FNF is no longer a service provider and is no longer considered a party-in-interest. As described in Note 2—Summary of Significant Accounting Policies, Plan investments also include shares of the Company's common stock and the FNF Frozen 401(k) Stock Fund.
(6) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in their accounts.
(7) Tax Status
The IRS has determined and informed us by a letter dated August 1, 2018, that the Plan and the related trust are designed in accordance with applicable provisions of the IRC.
Plan management evaluates tax positions taken by the Plan and recognizes a tax asset or liability if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the IRS. As of December 31, 2018 and 2017, no uncertain tax positions have been taken that would require recognition or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2018

EIN:     26-1547801
Plan No. WF000BLK

Identity of issuer, borrower, lessor or similar party	Description of investment
		Shares/units	Cost	Current value
* Wells Fargo	Cash	8	$8	$8
	Collective trust funds, at fair value:
* Wells Fargo	WF Core Bond CIT TR	25,120	**	358,265
* Wells Fargo	WF Stable Return Fund N	579,933	**	32,130,052
* Wells Fargo	WF Stable Return Fund TR	3,674	**	49,004
* Wells Fargo	WF/Blackrock Intl Eq Index CIT TR	32,038	**	326,602
* Wells Fargo	WF/Blackrock Ru 2000 Index CIT TR	14,148	**	177,881
* Wells Fargo	WF/Blackrock S&P MidCap Index CIT N	344,325	**	14,147,690
* Wells Fargo	WF/Blackrock S&P MidCap Index CIT TR	33,473	**	421,727
* Wells Fargo	WF/Blackrock S&P 500 Index CIT N	339,546	**	35,524,861
* Wells Fargo	WF/Blackrock S&P 500 Index CIT TR	43,375	**	586,014
* Wells Fargo	WF/Blackrock US Agg BD Index CIT TR	60,154	**	646,105
* Wells Fargo	WF/Causeway Intl Value CIT TR	20,469	**	228,309
* Wells Fargo	WF/Dodge & Cox Intermed Bond CIT TR	21,357	**	229,174
* Wells Fargo	WF/MFS Value CIT TR	21,660	**	400,579
* Wells Fargo	WF/Multi-Manager Small Cap CIT TR	5,099	**	97,398
* Wells Fargo	WF/TRowe Price Inst LCG MGD CIT TR	5,685	**	145,726
	Mutual Funds:
Oppenheimer Funds	Oppenheimer International Bond I TR	9,650	**	92,195
Baird Asset Management	Baird Core Bond Fund - CL I #71	935,841	**	10,125,801
Legg Mason	BrandyWineGlb-Glb Opp BD-I #2281	281,755	**	2,786,556
JP Morgan	JP Morgan High Yield-R5 #3488	523,978	**	3,563,047
PIMCO	PIMCO High Yield Fund TR	6,530	**	154,713
PIMCO	PIMCO Real Return Instl Class TR	22,007	**	324,395
Vanguard	Vanguard Inflat-Prot Secs-Adm #5119	72,158	**	1,766,422
Vanguard	Vanguard Intrm Trm Bd Inx-Inst	886,445	**	9,768,621
Vanguard	Vanguard Wellington Fund-ADM #521	1,858,311	**	119,117,726
Acadian	Acadian Emerging Mkts Eq FD I TR	25,317	**	253,523
American Funds	American Funds EuroPac Grth R6 #2616	345,137	**	15,527,721
American Funds	American Funds Europacific GR R6 TR	22,930	**	191,644
Baron	Baron Small Cap Fund-Inst #1583	326,617	**	8,149,092
The Dreyfus Corporation	Dreyfus Small Cap Stock Indx Fd #77	480,761	**	12,177,686
Harbor Funds	Harbor Capital Aprction-Inst #2012	375,369	**	23,257,845
Invesco	Invesco Global Rl Estate Fd-R5 #4221	228,461	**	2,599,884
JP Morgan	JP Morgan Mid Cap Value-L #758	296,001	**	9,762,120

THE BLACK KNIGHT
401(k) PROFIT SHARING PLAN

Supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - continued

December 31, 2018

Identity of issuer, borrower, lessor or similar party	Description of investment	Shares/units	Cost	Current value

	Mutual funds (continued):
Lazard	Lazard Emerging Mkts PTFL #638	87,622	**	1,407,211
Northern Trust	Northern Global Real Estate Index - TR	14,311	**	159,898
Vanguard	Vanguard Equity Income - Adm #565	308,480	**	20,492,354
Vanguard	Vanguard Total Inst St Idx-Is #1869	99,238	**	10,068,644
	Common stock:
Cannae Holdings, Inc.	CNNE Frozen Stock Fund	75,761	**	567,360
Fidelity National Financial, Inc.	FNF Frozen 401(k) Stock Fund	190,374	**	3,677,036
J. Alexander's, Inc.	J. Alexander's Frozen 401(k) Stock Fund	13,100	**	47,682
	Employer Common Stock:
* Black Knight, Inc.	Black Knight 401(k) Stock Fund	425,349	**	4,680,038

* *** Participant loans	Participant loans, various maturities, interest rate 4.25% - 6.50%, balances are collaterilized by participant account, a total of 1,181 loans outstanding			9,591,798
				$355,780,407
___________

*	Party-in-interest.
** Cost information has not been included because investments are participant directed.
*** The accompanying financial statements classify participant loans as notes receivable from participants.

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Black Knight 401(k) Profit Sharing Plan
Date:	June 26, 2019	By:	/s/ Melissa E. Circelli
Melissa E. Circelli
The Black Knight 401(k) Profit Sharing Plan Committee Chair